Wealthfront Brokerage LLC
Statement of Financial Condition

As of January 31, 2026

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

008-68534

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __2/1/25__ AND ENDING __1/31/26__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Wealthfront Brokerage LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__261 Hamilton Ave__
                                        (No. and Street)

__Palo Alto__	__California__	__94301__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jamie Coffey__	__(844) 995-8437__	__jamie@wealthfront.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Ernst & Young LLP__
                    (Name – if individual, state last, first, and middle name)

__560 Mission St. Suite 1600__	__San Francisco__	__California__	__94105__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__42__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jamie Coffey   , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Wealthfront Brokerage LLC   , as of
January 31st   , 2 026   , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of
comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or
Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR
240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net
worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17
CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences
exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17
CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17
CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17
CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,
as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or
a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as
applicable.*

Wealthfront Brokerage LLC
Table of Contents
January 31, 2026



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 123 456 7890
Fax: +1 123 456 7890
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and Management of Wealthfront Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealthfront Brokerage LLC (the Company) as of January 31, 2026 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at January 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 25, 2026

Wealthfront Brokerage LLC
Statement of Financial Condition
As of January 31, 2026

(in thousands)

Assets

Cash and cash equivalents	$	149,193
Cash segregated and on deposit for regulatory purposes		10,375
Due from clients		227,413
Client-held fractional shares		514,877
Cash management receivable		23,603
Receivable from affiliate, net		1,533
Receivable from clearing broker		29,572
Other assets		9,970
Total Assets	$	966,536

Liabilities and Member's Equity

Accrued expenses and other liabilities	$	2,906
Payable to clearing broker		227,439
Payable to affiliate		30,222
Fractional shares repurchase obligation		514,877
Due to clients		30,209
Total Liabilities	$	805,653
Member's Equity		160,883
Total Liabilities and Member's Equity	$	966,536

See accompanying notes to the statement of financial condition.

1. **Organization**

   Wealthfront Brokerage LLC (the "Company") is a Delaware registered limited liability company and is a wholly owned subsidiary of Wealthfront Corporation (the "Parent"). The Company is a registered broker-dealer licensed by the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is an omnibus clearing and carrying broker providing services solely for the clients of its Parent. The Company is licensed in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   The Company conducts business on an omnibus basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC. In addition, the Company acts as a distributor of funds for Wealthfront 529 College Savings Plan, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the program manager and the Bank of New York Mellon Corporation serves as the custody agent. The Company also offers a cash sweep program to its clients which allows uninvested cash balances to earn interest with program banks insured by the Federal Deposit Insurance Corporation ("FDIC").

   Throughout these financial statements, the term "clients" is defined as customers under Exchange Act Rule 15c3-3.

2. **Significant Accounting Policies**

   Basis of Presentation

   The accompanying financial statement has been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP").

   Use of Estimates

   The preparation of financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

   Cash, Cash Equivalents and Restricted Cash and Cash Equivalents

   The Company considers all demand deposits held in banks and certain highly liquid investments such as short term money-market instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at various financial institutions in both interest and non-interest bearing accounts. These deposits may exceed the maximum insurance coverage level provided by the FDIC.

   The Company classifies all cash and cash equivalents that are not available for immediate or general business use as restricted in the accompanying Statement of Financial Condition. This includes amounts set aside for restrictions of specific agreements. Specifically, restricted cash consists of $0.60 million invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $0.01 million held on deposit at Bank of New York Mellon. This is included in other assets on the Statement of Financial Condition.

   Cash Segregated and on Deposit for Regulatory Purposes

   Cash segregated and on deposit for regulatory purposes represent amounts segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of clients.

2. Significant Accounting Policies (continued)

Due from/to Clients

The Company offers margin lending to eligible clients collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, clients are obligated to maintain net equity of 25% of the value of securities in their accounts. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

Margin loans of $227.31 million as of January 31, 2026, are included in Due from clients in the Statement of Financial Condition. As of January 31, 2026, no client accounted for more than 5% of the outstanding margin loans. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. In accordance with the practical expedient, when the Company reasonably expects that clients replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The allowance for credit losses for receivables from clients and related activity is immaterial as of January 31, 2026. The receivable is settled monthly. As of January 31, 2026, interest receivable from clients was $0.15 million and is included in Due from clients, on the Statement of Financial Condition.

Due to clients is primarily related to client cash balances in their brokerage account. The cash balances typically arise from client cash received by the clearing firm or held in the bank account for the client's benefit. This cash has not yet been directed towards client investment or cash management, or is pending withdrawal.

Receivable from and Payable to Clearing Broker

The Company maintains clearing accounts with RBC. As of January 31, 2026, the Company had a balance of $29.47 million in the clearing accounts which are presented in receivables from clearing broker on the Statement of Financial Condition. The Company also maintains a $0.10 million clearing deposit with RBC. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement. The duration of these receivables is typically short term in nature with daily settlement. The Company continually reviews the credit quality of RBC.

The Company had a loan payable to its clearing broker, RBC, in the amount of $227.31 million as of January 31, 2026, related to the financing of clients' margin loans. The securities of clients with margin loan balances are segregated and made available to the clearing broker as collateral for the outstanding loan balance payable to clearing broker. The Company pays a daily financing charge on debit balances held at RBC, calculated using the effective Fed Funds rate plus a premium based on the total aggregate debit balance as of the last day of the previous month. The payable is settled monthly. As of January 31, 2026, interest and service charges payable to the clearing broker are $0.13 million and $0.26 million respectively and are included in payable to clearing broker and, accrued expenses and other liabilities respectively, on the Statement of Financial Condition.

Receivable from and Payable to Affiliate

The receivable and payable to affiliates in the amount of $1.53 million and $30.22 million, respectively, as of January 31, 2026 relate to the expense sharing agreement described in Note 5.

2. **Significant Accounting Policies (continued)**

Fractional Share Program

The Company operates a fractional share program for the benefit of its clients and maintains inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other assets on the Statement of Financial Condition.

When a client purchases a fractional share, the Company records the cash received for the client-held fractional shares as pledged collateral and an offsetting liability to repurchase the shares. The Company concluded that it does not meet the criteria for derecognition under the accounting guidance and client-held fractional shares are accounted for as a secured borrowing. Proprietary inventory of securities, investments in fractional shares held by clients and fractional shares repurchase obligation are measured at fair value at each reporting period via the election of the fair value option. The Company does not earn revenue from its clients when they purchase or sell fractional shares.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents and various liabilities. For other financial instruments, such as cash, receivables, and payables, their carrying values approximate their fair values.

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, These tiers are:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) available in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In addition, the Company considers and uses all valuation methods that are appropriate in estimating the fair value of an asset or liability.

2. Significant Accounting Policies (continued)

The following table summarizes the fair value of financial assets and liabilities and their classification by level of input within the fair value hierarchy as of January 31, 2026:

(in thousands)	January 31, 2026			
		Level 1		Total
Assets				
Cash equivalents				
Money market funds	$	121,381	$	121,381
Certificates of deposit		600		600
Client-held fractional shares		514,877		514,877
Other assets				
Proprietary Inventory		1,500		1,500
Total financial assets at fair value	$	638,358	$	638,358
Liabilities				
Fractional shares repurchase obligation	$	514,877	$	514,877
Total financial liabilities at fair value	$	514,877	$	514,877

As of January 31, 2026, there were no Level 2 or Level 3 assets.

Cash management receivable

Cash management receivable entirely consist of receivables for cash management revenue.

Other assets

Other assets primarily consist of receivables from clients' funds held in a money market fund pending withdrawal, clients' checks in transit, proprietary inventory to facilitate fractional trading program in the amount, prepaid operating expenses, receivables from program banks that represent amounts due for instant withdrawals that have been disbursed by the Company to its clients, and funds pending reversal related to ACH transactions rejected by the Company.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified the Chief Executive Officer as the CODM. The Company operates and reports financial information in one operating segment. The CODM reviews the Company's net income to allocate resources and assess performance. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The measure of reportable segment assets is reported on the Statement of Financial Condition as total assets.

3. Recent Accounting Developments

Not Yet Adopted - In November 2024, the FASB issued ASU 2024-03, Income Statement Expense Disaggregation Disclosures, which requires additional disclosures about certain amounts included in the expense captions presented on the statement of operations as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which provides a delayed implementation timeline to give issuers additional time to prepare for the impacts of adoption of ASU 2024-03. This will be effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impacts of the amendment on the financial statements.

4. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires broker-dealers to maintain minimum net capital equal to or greater than a specified threshold, as well as a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. Under the alternative method, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate client debits (i.e., client-related receivables) as computed per Rule 15c3-3's reserve formula. On January 31, 2026, the Company's net capital was $150.33 million which exceeded the requirement by $145.21 million.

5. **Related-Party Transactions**

The Company has a tri-party expense sharing agreement with the Parent and the Adviser. The Company assists the Adviser by providing account holders with brokerage services by introducing such accounts and account holders to RBC on an omnibus or other mutually-agreed basis for custody, transaction clearance and other mutually-agreed services. As a result of the expense sharing and brokerage services agreement, the Company has a net receivable from the Adviser, receivable from affiliate, of $1.53 million as of January 31, 2026.

As a result of the expense sharing agreement, the Company has a payable to the Parent, of $30.22 million as of January 31, 2026 which is recorded as the Payable to affiliate on the Statement of Financial Condition.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow from its Parent in the amount up to $20.00 million in the form of a promissory note to satisfy its reserve requirement under Rule 15c3-3. Such loans begin to accrue simple, non-compounding interest on the sixth (6) business day following each such disbursement. Outstanding loans accrue interest at a rate equal to the effective federal funds rate plus two percent (2.00%) per annum. The effective federal funds rate for each note is based upon the effective federal funds rate on the date of execution for each such note. Interest is computed and accrued on a 365-day basis for the actual number of days elapsed. Accrued and unpaid interest is due upon repayment of each loan or the termination date, whichever occurs first. As of January 31, 2026, the Company had no outstanding loans owed to the Parent.

Several directors and officers of the Company from time to time hold brokerage accounts for which services are provided and have margin loans. There were loans outstanding in the amount of $0.03 million as of January 31, 2026.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of clients. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's client activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its clients. These activities may expose the Company to off-balance-sheet risk in the event the client is unable to fulfill its contractual obligations. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the clients' obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its client transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk (continued)**

    Margin Risk

    By permitting clients to receive loans on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the clients's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner to honor its commitments for the borrowing transactions could have an adverse effect on the Company's revenue and profitability. In the event a client fails to satisfy their obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the clients's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires clients to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the clients' margin positions to identify accounts that may need additional collateral or liquidation.

    Management believes it is unlikely the Company will have to make any material payments under these arrangements.

7. **Contingencies**

    The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim. An event is defined as reasonably possible if the chance of loss to the Company is more than remote but less than probable. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of January 31, 2026, the Company has not recorded any material loss contingencies in the financial statements.

8. **Subsequent Events**

    The Company has evaluated subsequent events from the Statement of Financial Condition date through March 25, 2026, the date at which the financial statements were available to be issued.

    There have been no other material subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the financial statements as of January 31, 2026.